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REZA PISHVA reza.pishva@dechert.com +1 213 808 5736 Direct +1 213 808 5760 Fax

December 3, 2014

VIA EDGAR

Edward P. Bartz Senior Counsel Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0504

	Re:	RBC Funds Trust (the “Trust”)
File Nos.: 333-111986; 811-21475

Dear Mr. Bartz:

          We are writing in response to comments provided on September 2, 2014 with respect to a registration statement filed on Form N-1/A for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”) on July 17, 2014 on behalf of RBC Global Opportunities Fund and RBC International Opportunities Fund (the “Funds”), two new series of the Trust. The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the registration statement on their behalf.

On behalf of the Funds, set forth below are the SEC Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

I.	Summary Section of Prospectus—All Funds

          Comment 1.     In footnote 2 of each Fund’s fee table, please confirm that the expense limitation agreement will remain in place for no less than one year from the effective date of the Fund’s registration statement. Please confirm that the expense limitation agreement will be filed.

               Response 1.     We confirm that the expense limitation arrangement will remain in effect for no less than one year from the effective date of the Fund’s registration statement. We will file the expense limitation agreement.

          Comment 2.     The Prospectus indicates that redemptions by wire are subject to a $15 wire fee, which is not currently shown as a redemption fee in the Funds’ Fee and Expense Tables. Please show that amount in the Fee and Expense Tables.

               Response 2.     We have not implemented the requested change because the Registrant believes that the current disclosure meets the Form N-1A requirements. We note that Item 3 to Form N-1A provides that, if applicable, a redemption fee should be provided as a percentage of the amount redeemed. In this case, the $15 wire fee is an amount charged to a shareholder if they request a particular service from a bank (i.e., wire services) and the $15 amount should not be presented as a Shareholder Fee charged by the Fund as it could arguably mislead the reader that there is such a charge on every redemption. We believe that the current disclosure in the prospectus is sufficient and consistent with Form N-1A requirements.

          Comment 3.     The Prospectus indicates that the Funds may pay “shareholder servicing fees to the Intermediary at an annual rate not to exceed 0.15%.” Please explain where this is disclosed in the Funds’ Fee and Expense Tables.

Response 3. This fee is currently included in the line item entitled “Other Expenses” of the Fee and Expense Table.

II.	More on the Funds’ Investment Objectives, Principal Investment Strategies and Principal Risks: Investment Objective—All Funds

Comment 4. Please disclose what notice, if any, is given to shareholders if the Fund’s investment objective is changed without shareholder approval.

Response 4. The disclosure has been revised accordingly to clarify that the Fund will provide shareholders with at least 60 days’ prior notice of any change in its 80% investment policy.

Comment 5. The Prospectus references Class A shares, which will not be offered by the Funds. Please remove such references from the Prospectus.

Response 5. The disclosure has been revised accordingly.

          Comment 6.     Please add disclosure regarding derivatives risk if derivatives are part of the Funds’ principal investment strategies, as is indicated on page 15 in the paragraph entitled “Issuer/Credit Risk.”

Response 6. We confirm that derivatives are not part of the Funds’ principal investment strategies.

III. Summary Section of Prospectus—RBC Global Opportunities Fund

Comment 7. Please revise the Fund’s investment objective to indicate that the equity securities in which the Fund will invest includes those of issuers located in the United States.

Response 7. This disclosure has been revised accordingly.

Comment 8. Please revise the Fund’s principal investment strategies to indicate that the Fund will invest “a significant amount” (i.e. 40%) of its assets outside of the United States.

               Response 8.      The Adopting Release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. In the Adopting Release the SEC stated “that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the SEC and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name may invest in securities of issuers in at least three different countries (which may include the United States). The Fund’s current disclosure has been revised to reflect this position.

IV. More on the Funds’ Investment Objectives, Principal Investment Strategies and Principal Risks: Investment Objective—RBC Global Opportunities Fund

Comment 9. Please revise the Fund’s investment objective to indicate that the equity securities in which the Fund will invest includes those of issuers located in the United States.

Response 9. The disclosure has been revised accordingly.

* * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (213) 808-5736. Thank you.

Sincerely,

/s/ Reza Pishva

Reza Pishva